UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
KLA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware		000-09992	04-2564110
(State or other jurisdiction of incorporation)		(Commission File Number)	(I.R.S. Employer Identification No.)

One Technology Drive,	Milpitas,	California	95035
(Address of principal executive offices)			(Zip Code)

Dan Deng (734) 210-6566
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of KLA Corporation (the “Company”) for the reporting period from January 1, 2021 to December 31, 2021 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at https://ir.kla.com/sec-filings/all-sec-filings.
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibit
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.
The information in Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD and the exhibit attached hereto shall not be deemed incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed herewith:

Exhibit No.	Description

1.01	KLA Corporation Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KLA CORPORATION

Date: May 25, 2022	By:	/s/ Virendra A. Kirloskar
	Name:	Virendra A. Kirloskar
	Title:	Senior Vice President and Chief Accounting Officer